Snocone Systems, Inc. 3131
Camino del Rio, N, Suite 1650
San Diego, CA 92108
May 19, 2005

VIA OVERNIGHT DELIVERY and EDGAR

Perry Hindin, Esq.
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0406

MAIL STOP 4-6

Re:	Snocone Systems Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed April 28, 2005
File Number 1-15643

Dear Mr. Hindin:

     This is in response to the staff’s comment letter of May 10, 2005 regarding the Preliminary Information Statement filed on behalf of Snocone Systems Inc. (the “Company”) on April 28, 2005.

     Enclosed please find one copy of (i) the amended preliminary information statement filed on EDGAR on May 19, 2005 and (ii) the marked version of such information statement.

     The responses set forth below refer to the marked version of the information statement filed herewith and are numbered to correspond to each of your comments.

General

1.
You state that you are increasing your authorized shares of common stock for financing purposes or for acquisitions and your authorized shares of preferred stock to establish classes and series of preferred stock with separate rights and preferences to that of common stock. Disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common or preferred stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common or preferred stock.

Comment complied with. See page 4 of the Information Statement.

2.
Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Comment complied with. See page 4 of the information statement.

Very truly yours,

Snocone Systems, Inc.

/s/ Dan Fleyshman
Dan Fleyshman, President